UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KLX ENERGY SERVICES HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

48253L 106

(CUSIP Number)

Valerie Ford Jacob, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48253L 106		SCHEDULE 13D

1	Name of Reporting Person Amin J. Khoury

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organizations United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,165,187*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 61,924

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,165,187

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%**

14	Type of Reporting Person (See Instructions) IN

*                                         As of September 14, 2018, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, 1,103,263 time-based restricted shares of common stock, par value $0.01 per share (the “Common Stock”), of KLX Energy Services Holdings, Inc. (the “Issuer”) beneficially owned by the Reporting Person (the “restricted stock”). Of the 1,165,187 shares of Common Stock beneficially owned by the Reporting Person as of September 14, 2018, 1,103,263 are shares of restricted stock over which the Reporting Person will not have investment power until the vesting thereof.

**                                  All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Person are based upon a total of 22,065,268 shares of Common Stock of the Issuer outstanding as of September 14, 2018.

Item 1.                                                         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of KLX Energy Services Holdings, Inc., a Delaware corporation. The principal executive office of the Issuer is located at 1300 Corporate Center Way, Wellington, Florida 33414.

Item 2.                                                         Identity and Background

(a)                                 This Schedule 13D is being filed by Amin J. Khoury (the “Reporting Person”), the Chairman of the Board of Directors (the “Board”), Chief Executive Officer and President of the Issuer.

(b)                                 The address and principal office of the Reporting Person is 1300 Corporate Center Way, Wellington, Florida 33414.

(c)                                  In addition to serving as the Chairman of the Board, Chief Executive Officer and President of the Issuer, the Reporting Person is also the Chief Executive Officer and Chairman of the Board of Directors of KLX Inc. (“KLX”). The principal executive office of KLX is located at 1300 Corporate Center Way, Wellington, Florida 33414. KLX is a leading distributor and value added service provider of aerospace fasteners and consumables offering the broadest range of aerospace hardware and consumables and inventory management services worldwide. Upon the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 30, 2018, as amended June 1, 2018, among KLX, The Boeing Company (“Boeing”) and Kelly Merger Sub, Inc., a wholly-owned subsidiary of Boeing, the Reporting Person will no longer serve as the Chief Executive Officer and Chairman of the Board of Directors of KLX.

(d)                                 During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

None of the shares of Common Stock beneficially owned by the Reporting Person were acquired by purchase. The shares of Common Stock were received by the Reporting Person (i) with respect to 61,924 shares of Common Stock, as part of the distribution of all of the outstanding shares of Common Stock of the Issuer by KLX on a pro rata basis to the holders of shares of KLX common stock in a taxable transaction (the “spin-off”) completed on September 14, 2018 (the “distribution date”) and (ii) with respect to 1,103,263 shares of Common Stock, pursuant to compensatory equity incentive awards approved by the Board and the stockholder of the Issuer and granted under the KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (“LTIP”).

The information set forth in Item 4 is incorporated by reference herein.

Item 4.                                                         Purpose of Transaction

The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer upon his receipt on September 14, 2018 of a compensatory equity incentive award consisting of 1,103,263 shares of restricted stock under the LTIP approved by the Board and the stockholder of the Issuer.  In connection with the spin-off, the Compensation Committee of the Board of

Directors of KLX (the “Compensation Committee”) and the Reporting Person agreed, and the Compensation Committee recommended to the Board of Directors of KLX, who approved, that the Reporting Person would forego cash remuneration for the first four years following the spin-off. The purpose of this structure was to directly align the Reporting Person’s interests with those of stockholders of the Issuer, to facilitate maximum availability of cash on hand to support the day-to-day operations of the Issuer’s business and to strengthen its ability to pursue its growth and acquisition strategy. In light of the Reporting Person’s agreement to forego cash remuneration, in order to align his interests with the interests of stockholders of the Issuer and also appropriately incentivize the Reporting Person, the Compensation Committee agreed and recommended and the Board of Directors of KLX approved, and the Board of the Issuer approved, providing the Reporting Person with the grant of restricted stock discussed in this Schedule 13D.

The Reporting Person may be deemed to beneficially own an aggregate of 1,165,187 shares of Common Stock of the Issuer, consisting of:

(i) 61,924 shares of Common Stock of the Issuer that were acquired by the Reporting Person in his capacity as a shareholder of KLX on the distribution date upon the completion of the spin-off; and

(ii) 1,103,263 shares of restricted stock that were awarded pursuant to an Award Agreement (the “Award Agreement”) under the LTIP on September 14, 2018.  The shares of restricted stock are subject to vesting in accordance with the terms of such award.

On September 14, 2018, the Reporting Person entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Reporting Person received “demand” and “piggyback” registration rights as further discussed in Item 6 below.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of Common Stock by either (i) acquisition or purchase in the open market or in privately-negotiated transactions or otherwise or (ii) receipt from the Issuer of future compensatory equity incentive awards for which the Reporting Person qualifies, including, but not limited to, awards of restricted stock, restricted stock units, stock options, stock appreciation rights, performance stock, performance units or other equity-based or equity-related awards related to the Issuer’s Common Stock. In addition, from time to time, the Reporting Person may determine to (i) dispose of all or a portion of the shares of Common Stock which are beneficially owned by the Reporting Person and over which the Reporting Person has investment power in the open market or in privately-negotiated transactions or otherwise or (ii) to the extent permitted by law and the policies of the Company, engage in hedging or pledging transactions with respect to the Common Stock or other securities of the Issuer.  The Reporting Person may sell, purchase, hold, vote, trade, dispose of or otherwise deal in Common Stock of the Issuer and/or other equity, debt or other securities of the Issuer and/or its affiliates at times, and in such manner, as he deems advisable.

Except as set forth in this Schedule 13D, the Reporting Person has no current plans or proposals which relate to, or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                                 Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) above. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

In addition, in the Reporting Person’s roles as Chairman of the Board, Chief Executive Officer and President of the Issuer, the Reporting Person has the ability directly or indirectly to influence the management and policies of the Issuer.  In his capacity as the Chairman of the Board, Chief Executive Officer and President of the Issuer, the Reporting Person may from time to time discuss matters related to clauses (a) through (j) of Item 4 of Schedule 13D with members of management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors and may take actions with respect to such matters in his capacity as the Chairman of the Board, Chief Executive Officer and President of the Issuer.

The information set forth in Items 5 and 6 is incorporated by reference herein.

Item 5.                                                         Interest in Securities of the Issuer

(a)                                 As of September 14, 2018, the Reporting Person beneficially owned 1,165,187 shares of Common Stock, consisting of (i) 1,103,263 shares of restricted stock which are subject to vesting and (ii) 61,924 other shares of Common Stock.  As of such date, the 1,165,187 shares of Common Stock beneficially owned by the Reporting Person represented approximately 5.3% of the shares of Common Stock of the Issuer.

(b)                                 As of September 14, 2018, the Reporting Person has:

(i)                                     sole power to vote or direct the vote of 1,165,187 shares of Common Stock;

(ii)                                  shared power to vote or direct the vote of -0- shares of Common Stock;

(iii)                               sole power to dispose or direct the disposition of 61,924 shares of Common Stock; and

(iv)                              shared power to dispose or direct the disposition of -0- shares of Common Stock.

As of September 14, 2018, the Reporting Person has the right to vote, but not the right to dispose or direct the disposition of, the 1,103,263 shares of restricted stock beneficially owned by the Reporting Person.  The Reporting Person will not have investment power over the shares of restricted stock until the vesting thereof.

(c)                                  Except as otherwise described in item 4 and elsewhere in this Schedule 13D, no transactions in the shares of Common Stock of the Issuer were effected by the Reporting Person during the past 60 days.

(d)                                 Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Issuer beneficially owned by the Reporting Person.

(e)                                  Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

LTIP and Award Agreement

The Reporting Person is a participant in the LTIP and acquired 1,103,263 shares of restricted stock on September 14, 2018 pursuant to a grant of a compensatory equity incentive award under the LTIP and the related Award Agreement.

The Issuer adopted the LTIP on September 13, 2018 in connection with the spin-off.  The LTIP authorizes the following awards: stock options; stock appreciation rights; restricted stock; restricted stock units; performance stock and other forms of equity-based or equity-related awards that the Compensation Committee determines to be consistent with the purposes of the LTIP and best interests of the Issuer.

Pursuant to the terms of the Award Agreement, the award of shares of restricted stock granted to the Reporting Person on September 14, 2018 vests ratably over a four-year period contingent upon the Reporting Person’s continued employment or other service with the Issuer or its subsidiaries on each applicable vesting date.  Accordantly, 25% of the shares of restricted stock vest on September 14, 2019, 25% of the shares of restricted stock vest on September 14, 2020, 25% of the shares of restricted stock vest on September 14, 2021 and 25% of the shares of restricted stock vest on September 14, 2022.

Pursuant to the terms of the Award Agreement, whether or not the shares of restricted stock have vested, the Reporting Person has all the rights of a stockholder of the Issuer with respect to the shares of restricted stock, including the right to vote the shares and to receive any dividends or other distributions, subject to the restrictions set forth in the LTIP and the Award Agreement.  Any cash, Common Stock or other securities of the Issuer or other consideration received by the Reporting Person as a result of a distribution to holders of shares of restricted stock or as a dividend on the shares of restricted stock is subject to the same restrictions as the shares of restricted stock.

The shares of restricted stock are subject to accelerated vesting if, prior to the vesting of all shares of restricted stock of the Reporting Person, (A) the Reporting Person’s service with the Issuer is (i) involuntarily terminated by the Issuer for any reason, (ii) voluntarily terminated by the Reporting Person due to the Reporting Person’s retirement from the Issuer, subject to the express consent of the Compensation Committee, or (iii) terminated due to death or Disability (as defined in the LTIP) or (B) a Change in Control (as defined in the LTIP) occurs while the Reporting Person remains in the continued service of the Issuer.

Registration Rights Agreement

On September 14, 2018, the Issuer entered into the Registration Rights Agreement with the Reporting Person, pursuant to which the Reporting Person received “demand” and customary “piggyback” registration rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the Reporting Person against certain liabilities which may arise under the Securities Act of 1933, as amended.

The foregoing descriptions of the LTIP, the Award Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the complete text of these documents which are filed as exhibits hereto.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.                   Material to be Filed as Exhibits

10.1.                                                                     KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on September 13, 2018).

10.2.                                                                     KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Award Agreement.*

10.3.                                                                     Registration Rights Agreement between Amin J. Khoury and KLX Energy Services Holdings, Inc., dated as of September 14, 2018 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on September 19, 2018).

99.1                                                                        Power of Attorney.*

*   Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 19, 2018

By:	/s/ Amin J. Khoury
Name: Amin J. Khoury